UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-30819
CUSIP NUMBER
NOTIFICATION OF LATE FILING	70212G 10 1

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Particle Drilling Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

11757 Katy Freeway, Suite 1300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Because of factors outside the control of the registrant, the registrant’s independent registered public accounting firm was not able to complete its review of the quarterly report on Form 10-Q until shortly before the filing deadline.  As a result, the registrant did not have sufficient time to finalize and file the quarterly report prior to the filing deadline.  Upon receiving confirmation from the registrant’s independent registered public accounting firm that it had completed its review, the registrant made every effort to finalize and file the quarterly report on Form 10-Q prior to the filing deadline.  However, because this confirmation was received from the registrant’s independent registered public accounting firm so close in time to the filing deadline, the registrant was not able to file its quarterly report on Form 10-Q prior to the deadline.  The registrant has since filed the quarterly report on Form 10-Q.

(Attach extra Sheets if Needed)

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	J. Christopher Boswell	(713)	223-3031
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

As disclosed in Part I, Item 4 of the registrant’s quarterly report on Form 10-Q for the three months ended March 31, 2006, the registrant failed to file a current report on Form 8-K to disclose under Item 3.02 the unregistered sale of equity securities in connection with the exercise during the three months ended March 31, 2006 of various warrants that were outstanding.  The registrant identified this failure to file a current report on Form 8-K during the preparation of its quarterly report on Form 10-Q for the three months ended March 31, 2006, and included the required disclosure in Part II, Item 2 thereof.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Particle Drilling Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ J. Christopher Boswell
J. Christopher Boswell
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

J. Chris Boswell

Senior Vice President & Chief Financial Officer

Particle Drilling Technologies, Inc.

11757 Katy Freeway, Suite 1300

Houston, Texas 77079

Dear Mr. Boswell:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated May 11, 2007.

We are in agreement with the comments in the last paragraph under Part III of the Form with respect to the reasons why we are unable to complete our review on the consolidated financial statements of Particle Drilling Technologies, Inc. (“Particle Drilling”) on or before the date the Form 10Q of Particle Drilling for the quarter and 6-month period ended March 31, 2007 is required to be filed.

Yours very truly,

/s/  UHY LLP

Houston, Texas

May 11, 2007